

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 25, 2008

By Facsimile and U.S. Mail

Mr. Peter Bojtos
Chief Executive Officer
Fischer-Watt Gold Company, Inc
2582 Taft Court
Lakewood, Colorado 80215

> **Re: Fischer-Watt Gold Company, Inc**
> **Form 10-K for the Fiscal Year Ended January 31, 2007**
> **Filed on April 27, 2007**
> **Form 10-QSB for the Quarterly Period Ended October 31, 2007**
> **Filed on December 12, 2007**
> **File No. 000-17386**

Dear Mr. Bojtos:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended January 31, 2007

Consolidated Balance Sheets, page F-3

1.   We note your disclosure in Note 2 on page F-12 and Note 7 on page F-15 regarding the sale of a property in Mexico for $2,235,000 and the receipt of $745,000 during the year ended January 31, 2007. It is unclear how this sale has been reflected in the financial statements. Specifically, it would appear that a receivable should be shown on the Balance Sheet, a gain or loss on the sale shown in the Statement of Operations and the proceeds of the sale reflected in the

investing section of the Statement of Cash Flows. Please address our
observations.

Consolidated Statements of Operations, page F-4

2.   We note that you have classified your stock compensation and stock option
expense as a separate line item in your statements of operations. Please revise to
present the expense related to share-based payment arrangements in the same line
or lines as cash compensation paid to the same employees. Refer to SAB Topic
14-F.

3.   Please clarify why your gain from the sale of your interest in Montoro is not
included in the subtotal "loss from operations" in your consolidated statements of
operations. Please refer to paragraph 45 of SFAS 144.

Note 1. Accounting Policies, page F-8

4.   We note your disclosure that mineral property acquisition costs are expensed as
incurred unless the property is commercially mineable. Please note that under
EITF 04-02, the legal right to explore, extract, and retain at least a portion of the
benefits from mineral deposits is considered a mineral right and capitalized as a
tangible asset. Please revise your disclosure accordingly or otherwise advise.

Note 7. Transactions with Related Parties, page F-15

5.   We note that a shareholder forgave debt of $75,000 and you recorded such
amount to your statement of operations. Please clarify why you did not record
this transaction as a capital transaction. Please refer to footnote 1 to paragraph 20
of APB 26 and SAB Topic 5:T.

Form 10-QSB for the Quarterly Period Ended October 31, 2007

Note 2. Mineral Properties, page 6

6.   We note your disclosure that since 1996, you held a 65% interest in Montoro,
which in turn has a 100% interest in mining concessions located in the state of
Michoacan, Mexico, designated as the La Balsa property. During the fiscal year
ended January 31, 2006, you executed an agreement to sell your 65% interest in
Montoro to Nexvu Capital Corp. for a total consideration of $2,235,000. You
further disclose that in order to complete the sale to Nexvu Capital Corp, you
repurchased a 21.6% interest in La Balsa project held by Astra Ventures Inc.
Please clarify when the repurchase occurred and indicate the percentage interest
owned before and after the repurchase.

7.   We note that in connection with your repurchase of a 21.6% interest in the La Balsa project you granted an option to Astra Venture for 10,000,000 shares of your common stock. Please tell us the value assigned to this grant and provide us the relevant accounting entries.

Item 3. Controls and Procedures, page 15

8.   Please revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify "any changes," not just "significant" changes that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item 308(c) of Regulation S-B.

Engineering Comments

General

9.   Please disclose the following information for each of your properties:

- The nature of the company's ownership or interest in the property.

- A description of all interests in the properties, including the terms of all underlying agreements.

- An indication of whether the mining claims are State or Federal claims or mining concession.

- Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims or concessions, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Cruce Gold Project, page 7

10.   Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

        Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

11.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf

12. Please expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

13.	Please disclose whether the properties have been physically examined in the field by a professional geologist or mining engineer. If not, add a risk factor that addresses the fact that the property has not been examined, detailing the risks to investors.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief